UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: January 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

XT Energy Group, Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

No.1, Fuqiao Village, Henggouqiao Town

Address of Principal Executive Office (Street and number):

Xianning, Hubei, China 437012

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XT Energy Group, Inc. (the “ Registrant”) was unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended January 31, 2020 in a timely manner. Due to the constraints on the Registrant set upon it by the Covid 19 pandemic, the Registrant cannot file its Form 10-Q within the prescribed period without undue hardship and expense and requires additional time to complete the compilation of its financial statements for the Form 10-Q. The Registrant expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Qiang Ou	(86 715)	8719899
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that: total revenues will be decreased by $18,440,383 or 86.1%, to $2,971,667 for the three months ended January 31, 2020 as compared to $21,412,050 for the same period in 2019; total cost of revenue will be decreased by $13,790,617, or 86.0%, to $2,245,313 for the three months ended January 31, 2020 as compared to $16,035,930 for the same period in 2019; and net loss will be increased by $10,236,431, or 591.7%, to net loss of $8,506,387 for the three months ended January 31, 2020 from a net income of $1,730,044 for the three months ended January 31, 2019. The aforementioned anticipated changer were primarily attributable to the decrease of revenue generated from sales of PV panels and other products, heat pumps, and high-grade synthetic fuel products.

XT Energy Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2020	By:	/s/ Qiang Ou
Name: Qiang Ou
Title: Chief Operating Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).